Exhibit 99.1

Ardmore Shipping to Present in Capital Link Company Presentation Series

HAMILTON, Bermuda, March 8, 2022 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") today announced that it will participate in the Capital Link Company Presentation Series. Ardmore CEO Anthony Gurnee and CFO Paul Tivnan will discuss Company strategy, the current state and future prospects of the product and chemical tanker markets, and the Company's Energy Transition Plan and related initiatives on Thursday, March 10, 2022 at 10:00 a.m. Eastern Time.

Interested parties can register for the webinar below:
Date: Thursday, March 10, 2022
Time: 10:00 a.m. Eastern Time
Register: https://webinars.capitallink.com/2022/company_presentation/
On the registration page, please register for the presentation slated for March 10, 2022, at 10:00 a.m. Eastern Time.

An email confirmation will be sent back and will include the link to the Ardmore presentation.

LIVE Q&A SESSION - Submitting Questions
Participants can submit their questions either during the webinar through the online platform or by emailing webinars@capitallink.com.

1x1 MEETINGS WITH COMPANY MANAGEMENT
Institutional investors can request a meeting with ASC management through the 1x1 Meetings Section on the Registration Page or by emailing webinars@capitallink.com.

About Ardmore Shipping Corporation:

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size tankers.

Ardmore's core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and enjoys close working relationships with key commercial and technical management partners.

Ardmore's Energy Transition Plan ("ETP") focusses on three key areas: transition technologies, transition projects, and sustainable (non-fossil fuel) cargos. The ETP is an extension of Ardmore's strategy, building on its core strengths of tanker chartering, shipping operations, technical and operational fuel efficiency improvements, technical management, construction supervision, project management, investment analysis, and ship finance. Ardmore has established Ardmore Ventures as Ardmore's holding company for existing and future potential investments related to the Energy Transition Plan and completed its first projects under the ETP in June 2021.

Investor Relations Enquiries:

Mr. Leon Berman
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
Tel: 646-673-9701
Email: bdegnan@igbir.com